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Exhibit 99.4

         Consolidated Financial Statements and Report of Independent Auditors
 H.O.T. Networks GmbH and Subsidiaries
For the years ended December 31, 2002, 2001 and 2000

CONTENTS

Page
Report of Independent Auditors	3
Consolidated Financial Statements
Consolidated Statements of Operations	4
Consolidated Balance Sheets	5–6
Consolidated Statements of Shareholders' Equity	7
Consolidated Statements of Cash Flows	8
Notes to Consolidated Financial Statements	9–21

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
H.O.T. Networks GmbH and Subsidiaries

        We have audited the accompanying consolidated balance sheet of H.O.T. Networks GmbH and subsidiaries as of December 31, 2002, and the related consolidated statement of operations, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of H.O.T. Networks GmbH and subsidiaries at December 31, 2002 and the consolidated results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 3 to the consolidated financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets."

                      /s/ Ernst & Young LLP

New York, New York
November 28, 2003

H.O.T. NETWORKS GmbH AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2002	2001	2000
		(unaudited)	(unaudited)
	(In '000 Euros)
Service revenue	€43,153	€8,628	€3,500
Sales	23,691	13,229	2,797

Net revenue	66,844	21,857	6,297
Operating costs and expenses:
Cost of sales-service revenue	2,612	5,405	2,931
Cost of sales	21,276	13,270	2,946

Gross profit	42,956	3,182	420
Selling and marketing	4,771	6,641	1,277
General and administrative	44,195	60,211	20,868
Engineering and programming	22,075	18,908	1,304
Restructuring charges	124,640	3,500	—
Amortization	—	2,645	598
Depreciation	9,102	9,633	2,923

Operating loss	(161,827)	(98,356)	(26,550)
Other income (expense):
Interest income	278	556	123
Interest expense	(23,646)	(12,177)	(1,376)
Other (expense) income	(1,794)	—	386
Gain on sale of fixed assets	3,206	—	—
Equity in losses in unconsolidated subsidiaries and other	(5,587)	(16,692)	—

Total other income (expense), net	(27,543)	(28,313)	(867)

Loss from operations before income taxes and minority interest	(189,370)	(126,669)	(27,417)
Income tax (expense) benefit	(4)	35	—
Minority interest	(3,253)	6,100	1,384

Net loss	€(192,627)	€(120,534)	€(26,033)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

H.O.T. NETWORKS GmbH AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2001
		(unaudited)
	(In '000 Euros)
CURRENT ASSETS:
Cash	€ 5,756	€ 17,504
Accounts receivable, net of allowance of €110 and €171, respectively	18,407	14,570
Inventories, net	—	9,393
Other current assets, net	1,292	2,152

Total current assets	25,455	43,619
PROPERTY, PLANT AND EQUIPMENT:
Computer and broadcast equipment	2,105	25,938
Buildings and leasehold improvements	1,361	24,676
Furniture and other equipment	10,624	29,264
Land	—	14,458
Projects in progress	—	18,329

	14,090	112,665
Less: accumulated depreciation and amortization	(12,119)	(25,062)

Total property, plant and equipment	1,971	87,603
OTHER ASSETS:
Goodwill	135,483	60,019
Intangible assets, net	49,392	312
Long-term investments	—	20,216
Other, net	4,678	3,865

Total other assets	189,553	84,412

TOTAL ASSETS	€216,979	€215,634

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

H.O.T. NETWORKS GmbH AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2002	December 31, 2001
		(unaudited)
	(In '000 Euros)
CURRENT LIABILITIES:
Accounts payable, trade	€5,985	€27,142
Other current liabilities	13,421	24,744
Current maturities of long-term obligations	—	15,178
Other accrued liabilities	—	2,828

Total current liabilities	19,406	69,892
Long-Term obligations, net of current maturities	38	657
Shareholder loans	352,742	277,938
Deferred income taxes	—	1,822
Minority interest	172,167	—
SHAREHOLDERS' EQUITY:
Common stock—€1 par value; 7,500 shares authorized, issued and outstanding at December 31, 2002 and 2001, respectively	7,500	7,500
Additional paid-in capital	4,320	4,320
Accumulated deficit	(339,194)	(146,567)
Accumulated other comprehensive income	—	72

Total shareholders' equity	(327,374)	(134,675)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	€216,979	€215,634

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

H.O.T. NETWORKS GmbH AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

						Accum. Other Comp. Income (Loss)
		Common Stock
				Addit. Paid-in Capital	(Accum. Deficit)
	Total	€	Shares
Balance as of December 31, 1999 (unaudited)	€—	€—		€—	€—	€—
Issuance of common stock	9,275	7,500	7,500	1,775
Contributed capital	1,274			1,274
Comprehensive loss:
Net loss for the year ended December 31, 2000	(26,033)				(26,033)
Foreign currency translation	(25)					(25)

Comprehensive loss	(26,058)

Balance as of December 31, 2000 (unaudited)	(15,509)	7,500	7,500	3,049	(26,033)	(25)

Contributed capital	1,271			1,271
Comprehensive income (loss):
Net loss for the year ended December 31, 2001	(120,534)				(120,534)
Foreign currency translation	97					97

Comprehensive loss	(120,437)

Balance as of December 31, 2001 (unaudited)	(134,675)	7,500	7,500	4,320	(146,567)	72

Comprehensive loss:
Net loss for the year ended December 31, 2002	(192,627)				(192,627)
Foreign currency translation	(72)					(72)

Comprehensive loss	(192,699)

Balance as of December 31, 2002	€327,374	€7,500	7,500	€4,320	€(339,194)	€—

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

H.O.T. NETWORKS GmbH AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
		(unaudited)	(unaudited)
	(In '000 Euros)
Cash flows from operating activities:
Net Loss	€(192,627)	€(120,534)	€(26,033)
Adjustments to reconcile net loss from operations to net cash provided by operating activities:
Depreciation and amortization	9,102	12,278	3,521
Equity in losses in unconsolidated subsidiaries and other	5,587	16,692	—
Gain on sale of fixed assets	(3,206)	—	—
Restructuring charges	124,640	3,500	—
Minority interest	3,253	(6,100)	(1,384)
Changes in assets and liabilities:
Accounts and notes receivable	(7,565)	(12,150)	(4,852)
Inventories	754	(7,817)	(1,577)
Accounts payable	(16,483)	7,922	21,643
Accrued liabilities and other current liabilities	(6,210)	10,161	17,236
Other, net	(494)	2,083	(3,579)

Net Cash (Used In) Provided By Operating Activities	(83,249)	(93,965)	4,975
Cash flows from investing activities:
Acquisitions, net of cash acquired	1,007	(1,019)	(3,636)
Capital expenditures	(2,747)	(70,347)	(33,312)
Proceeds on sale of assets	12,000	—	—
Increase in long-term investments and notes receivable	(4,585)	(150,922)	(38,270)
Other, net	591	(4,664)	(967)

Net Cash Provided By (Used In) Investing Activities	6,266	(226,952)	(76,185)
Cash flows from financing activities:
Borrowings	63,864	326,887	60,361
Proceeds from issuance of common stock	—	—	9,275
Contributed capital		1,271	1,274
Other, net	1,809	7,322	3,266

Net Cash Provided By Financing Activities	65,673	335,480	74,176
Effect of exchange rate changes on cash	(438)	—	(25)

Net Increase (Decrease) In Cash	(11,748)	14,563	2,941
Cash at beginning of period	17,504	2,941	—

Cash at End of Period	€5,756	€17,504	€2,941

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

H.O.T. NETWORKS GmbH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS

GENERAL

        H.O.T. Networks GmbH ("H.O.T. Networks"), a German limited liability company, was founded in February 2000 as a holding company for home order television companies in Belgium, Italy and the United Kingdom (the "Home Shopping Europe Group"). The initial shareholders of H.O.T. Networks were HSN Home Shopping Network GmbH ("HSN GmbH") which owned 46.67% and two individuals, Georg Kofler and Thomas Kirch, both with ownership interests of 26.67%, respectively. In August 2000, H.O.T. Networks acquired a 23.54% interest in H.O.T. Home Order Television Europe GmbH & Co. KG ("H.O.T. Europe"), a German limited liability company, from SBS Broadcasting S.A. in exchange for a proposed 25% interest in H.O.T Home Shopping Television Belgium S.A. ("H.O.T. Belgium", a subsidiary of H.O.T. Networks). H.O.T. Europe was formed as a vehicle to hold an interest, through a subsidiary, in an Italian company, Home Shopping Europe Broadcasting SpA ("HSEB SpA"), which had been granted a broadcasting license in Italy. HSEB SpA broadcasts a 24-hour interactive teleshopping channel throughout Italy. In January 2001, H.O.T. Networks acquired 100% of EUVIA Media AG & Co. KG, a German limited partnership, as well 100% of EUVIA Media Verwaltungs AG, a German stock corporation acting as a general partner of EUVIA Media AG & Co. KG, (collectively referred to as "EUVIA"). EUVIA, which through certain subsidiaries, operates two businesses, "Neun Live TV" a game show oriented TV channel, and a travel oriented shopping TV channel under the brand name "Sonnenklar". In addition, H.O.T. Networks owns 100% of Home Shopping Europe UK Ltd ("HSE UK"), which was formed in 2001. Collectively these entities make up H.O.T. Networks ("the Company"). During 2001, ProSiebenSat.1 Media AG, ("ProSieben") and Mrs. Christiane zu Salm-Salm entered into the EUVIA partnership and subsequently held equity interests of 48.4% and 3% respectively in EUVIA. In July 2002 HSN GmbH became the sole shareholder of H.O.T. Networks by acquiring the shares of Messrs. Kofler and Kirch. In the fourth quarter of 2002, H.O.T. Europe (which includes the operations of Home Shopping Europe SpA ("HSE SpA") and HSEB SpA) was merged into H.O.T. Networks. During 2002, based on the then current direction of the Company, management restructured various components of Belgium, Italy and the United Kingdom subsidiaries. In December 2002 H.O.T. Networks changed its corporate structure from a stock corporation ("AG") to a limited liability company ("GmbH"). The Company is a wholly owned subsidiary of Home Shopping Network ("HSN"), which in turn is a wholly owned subsidiary of InterActiveCorp. In connection with operating the businesses noted above, H.O.T. Networks has undertaken to fund 100% of the cash requirements and operating losses up to Euro 179 million, with the funding obligations terminating if EUVIA remains profitable for two consecutive fiscal years. Through September 30, 2003, H.O.T. Networks funded EUVIA with approximately Euro 59.1 million. H.O.T. Networks expects that no additional funding will be required prior to EUVIA achieving profitability for two consecutive fiscal years, which is currently expected to be on December 31, 2003. It is the intention of HSN to provide the capital funding (to the extent necessary, and not available from other sources) required to maintain the Company's solvency and to continue its operations as a going concern.

NOTE 2—ORGANIZATION

H.O.T. Europe

        During 1999, H.O.T. Europe acquired 63% of HSE SpA for Euro 1.1 million. Under a purchase agreements dated August 21, 2000, H.O.T. Networks acquired a 23.54% interest in H.O.T. Europe in exchange for a proposed 25% interest in H.O.T. Belgium. In December 2000, HSE SpA, acquired a 35% interest in Vallan Italiana Promomarket S.r.l., ("VIP") for the purpose of obtaining full-time TV-access. Effective February 2001, HSE SpA increased its ownership interest in VIP by acquiring an additional 40% from Internova SpA and Profit SpA. Subsequently, in 2001 H.O.T. Europe increased its ownership interest in HSE SpA to 81.5% by making a capital contribution of approximately Euro 23.1 million. By the end of June 2001, HSE SpA acquired the remaining 25% interest from Videopiu and subsequently renamed VIP to HSEB SpA. HSEB SpA operates a private TV-channel known as "Rete Mia", now operating under the HSE brand. On April 3, 2001, HSN GmbH contributed its 18.5% ownership interest in HSE SpA to H.O.T. Europe for consideration of Euro 5.2 million, bringing H.O.T. Europe's total ownership interest in HSE SpA to 100% until June 2001, at which time Convergenza Belgique S.A. ("Convergenza") acquired a 12.5% interest. Subsequently, in November 2002, an additional 51.5% of HSE SpA was sold to Convergenza thus reducing H.O.T. Europe's interest to 36%. As a result of the transactions, H.O.T. Network's ownership interest in H.O.T. Europe was reduced from 23.54% to 19.18%. In the fourth quarter of 2002, H.O.T Europe was merged into the Company. Since H.O.T. Europe is considered under common ownership with that of H.O.T. Networks, the results of H.O.T. Europe have been consolidated in the accompanying financial statements since January 2000.

EUVIA

        In January 2001, H.O.T. Networks acquired 100% of EUVIA for Euro 57,000. During May 2001, ProSieben contributed Euro 484,000 for 48.4% interest in EUVIA. On June 22, 2001, EUVÌA acquired TM3 Fernsehen GmbH & Co. KG, ("TM3"), which was subsequently renamed NEUN LIVE Fernsehen GmbH & Co. KG ("Neun Live"). Neun Live used the related broadcasting license for the implementation of a new business model to develop a new form of transaction financed TV. To help finance the acquisition ProSieben contributed an additional Euro 66.5 million and lent EUVIA Euro 112 million. In addition, on September 28, 2001, Mrs. Christiane zu Salm-Salm, acquired a 3% interest in EUVÌA for Euro 30,000 and contributed an additional Euro 270,000 to EUVIA. As a result, H.O.T. Networks' interest in EUVIA was reduced to 48.6%. In connection with the investments by ProSieben and Mrs. zu Salm-Salm, the total capital in EUVÌA was increased to Euro 1 million. In September 2001, the Company entered into a voting commitment agreement with Mrs. zu Salm-Salm so that the Company controls 51.6% of the votes but because ProSieben had some participating rights the Company did not consolidate EUVIA. On July 1, 2002, ProSieben lost these rights, which enabled the Company to consolidate EUVIA. Prior to July 1, 2002 the results of EUVIA were accounted for under the equity method of accounting.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

        The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries and voting-controlled subsidiaries. Significant intercompany transactions and accounts have been eliminated.

        Investments in which the Company owns a 20%, but not in excess of 50%, interest are accounted for using the equity method. HSEB SpA was accounted for using the equity method during 2000 and EUVIA was accounted for using the equity method in the last six months of 2001 and the first six months of 2002. Commencing February 2001, and July 2002 the results of HSEB SpA and EUVIA, respectively, have been consolidated into the results of the Company.

Revenue Recognition

        Service revenues reflect the information technology ("IT") service activities, which consist of management of hardware and software systems (including sales/order entry system, inventory system and accounting system), performed by H.O.T. Networks. Revenues are recognized as the services are performed.

        Sonnenklar, which operates a travel oriented shopping channel, receives a commission of 10 - 20% of travel net bookings generated. The commission is earned and the Company recognizes service revenue when the travel begins. If the viewer cancels before the travel occurs, but after signing up for the travel, the Company receives a commission on the amount retained by the travel provider. If the customer does not pay the travel provider or the travel provider has to cancel the travel, the Company receives no commission. In the case of a cancellation, to which the Company has a claim, the travel providers credit the Company with the cancellation retainer.

        Neun Live, which operates a TV game show channel, records revenue on a per call basis. The game shows are designed to generate calls through an interactive voice response system. Neun Live is paid a specific amount per call for generating these calls. The service revenue is recorded based on the number of calls and reconciled as the amounts are received from the vendor.

        H.O.T. Europe's revenues are primarily generated through the operations of HSE SpA, which consist of merchandise sales. Revenues are generated through sales of consumer goods by means of live, customer-interactive electronic retail sales programs. Revenues are recognized upon shipment.

Merchandise Inventories, Net

        Merchandise inventories, which consist of finished goods, are valued at the lower of cost or market, cost being determined using the first-in, first-out method. Cost includes freight, certain warehouse costs and other allocable overhead. Market is determined on the basis of net realizable value, giving consideration to obsolescence and other factors. Merchandise inventories are presented net of an inventory carrying adjustment of Euro 0.3 million at December 31, 2001.

Property, Plant and Equipment

        Property, plant and equipment, including significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in operations.

        Depreciation and amortization is provided for on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Asset Category	Depreciation/Amortization Period
Computer and Broadcast equipment	3 to 5 Years
Buildings	20 to 39 Years
Leasehold improvements	3 to 10 Years
Furniture and other equipment	3 to 10 Years

Long-Lived Assets

        The Company's accounting policy regarding the assessment of the recoverability of the carrying value of long-lived assets, including property, plant and equipment, is to review the carrying value of the assets if the facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flows, the carrying value is reduced to its estimated fair value. See "New Accounting Pronouncements" and "Restructuring Charges" for further information related to impairment or disposals of long-lived assets.

Advertising

        Advertising costs are principally expensed in the period incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 was Euro 0.8 million, Euro 4.4 million and Euro 0, respectively.

Income Taxes

        The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Minority Interest

        Minority interest primarily represents ProSieben and Mrs. Christiane zu Salm-Salm's ownership interest in EUVIA from July 1, 2002 through December 31, 2002 and Internova SpA and Profit SpA's ownership interest in HSEB SpA from December 2000 through January 31, 2001. In addition, at December 31, 2002 the Company has classified redeemable equity interests issued by EUVIA to ProSieben in the amount of Euro 118.5 million, including accrued interest, as minority interest. The redeemable equity interests are due in 2006, but EUVIA has the right to extend maturity to 2016 based on meeting certain financial covenants. The amount is only due to the holder under German law to the extent sufficient funds in excess of fixed capital at EUVIA are available. Interest expense recorded in the statement of operations related to these redeemable equity interests for 2002, 2001 and 2000 was Euro 2.0 million, Euro 0.4 million and Euro 0, respectively. During 2002 and 2001 an additional Euro 4.1 million of interest expense was recorded as part of equity in losses in unconsolidated subsidiaries and other.

Foreign Currency Translation

        The financial position and operating results of all foreign operations are consolidated using the local currency (Euro) as the functional currency. The assets and liabilities of the UK subsidiary have been translated from the UK pound to the Euro at the rates of exchange on the balance sheet date, which amounted to 1.64285 at December 31, 2001. As of December 31, 2002 there were no assets or liabilities existing for the UK subsidiary, and all operations existed for five months through the period ended May 31, 2002. The revenues and expenses of the UK have been translated from the UK pound to the Euro at the average rates of exchange during 2002, 2001 and 2000, which amounted to 1.60996,

1.64084 and 1.64074, respectively. Resulting translation gains or losses are included as a component of accumulated other comprehensive income (loss) in shareholders' equity. Since the Company's financial statements are consolidated into the operations of Home Shopping Network, a U.S. entity, these financial statements are translated into U.S. dollars. At December 31, 2002 and 2001 the Euro as compared to the U.S. dollar is valued at 1.04830 and 0.88600, respectively. The average rate for the Euro compared to the U.S. dollar during 2002, 2001 and 2000, respectively, are 0.94540, 0.89661 and 0.92504.

Accounting Estimates

        Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

New Accounting Pronouncements

Accounting for Goodwill and Other Intangible Assets

        On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". In connection with the adoption of this standard, the Company has not amortized any goodwill or indefinite-lived intangible assets during 2002. Prior to the adoption, all intangible assets were amortized over their estimated periods to be benefited, generally on a straight-line basis. Therefore, the results of operations for 2001 and 2000 reflect the amortization of goodwill and indefinite-lived intangible assets, while the results of operations for 2002 do not reflect such amortization (see Note 4—Goodwill and Other Intangible Assets for a pro forma disclosure depicting the Company's results of operations during 2001 and 2000 after applying the non-amortization provisions of SFAS No. 142). Goodwill amortization recorded in operations for the years ended December 31, 2001 and 2000 was Euro 2.6 million and Euro 0.6 million, respectively. In connection with the implementation of SFAS No. 142, the Company was required to assess goodwill and indefinite-lived intangible assets for impairment. An assessment was performed in the second quarter of 2002 and no impairment existed.

Impairment or Disposal of Long-Lived Assets

        The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", during the three months ended March 31, 2002. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 established a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of for sale. It retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

Accounting for Costs Associated with Exit or Disposal Activities

        In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have material impact on its operating results or financial position.

Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 will significantly change current practice in the accounting for and disclosure of variable interest entities. Under FIN 46, a business enterprise that has a controlling financial interest in a variable interest entity would include the variable interest entity's assets, liabilities and results of operations in their consolidated financial statements. This Interpretation is different from the general current practice of consolidating only those entities in which an enterprise has a controlling voting interest. The requirements of FIN 46 are effective for financial statements of interim or annual periods beginning after December 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003 and immediately for all variable interest entities created after January 31, 2003. The Company does not believe that the application of FIN 46 will not have a material effect on its consolidated financial position or results of operations.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This pronouncement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Certain Risks, Concentrations and Allowance for Doubtful Accounts

        The Company's business is subject to certain risks and concentrations including dependence on relationships with travel suppliers, specifically various travel agencies, dependence on TV contracts for broadcast rights and exposure to risks associated with possible government intervention. Neun Live is dependent to some extent on its relationship with AS Interactive for its services in providing the IT system behind the call taking, analysis and taping. EUVIA travel is dependent on various travel agencies, which pay the commission for the sale of travel packages on air, specifically one of the larger agencies Big X-tra Touristik GmbH.

        The Company performs ongoing credit evaluations of its customers' financial condition. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, historical payment and bad write-off experience.

        The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of its customers to make required payments. When the Company becomes aware that a specific customer is unable to meet its financial obligations, the Company records a specific allowance to reflect the level of credit risk in the customer's outstanding receivable balance. The Company records bad debt expenses as general and administrative expenses.

        The Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company's results of operations and financial condition. As noted above, the Company is dependent to some extent on its relationship with AS Interactive. At December 31, 2002 AS Interactive accounted for 92% of the Company's gross accounts receivable and 61% of the Company's revenues.

NOTE 4—GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill and other intangible assets are comprised of goodwill of Euro 135.5 million and intangible assets with indefinite lives of Euro 49 million as of December 31, 2002. Goodwill amortization recorded in operations in the twelve months ended December 31, 2001 was Euro 2.6 million. The increase in goodwill is due to the consolidation of EUVIA into H.O.T. Networks beginning in July 2002.

        The balance of goodwill and intangible assets is as follows (in '000 Euro):

	December 31,
	2002	2001
		(unaudited)
Goodwill	€135,483	€60,019
Intangible assets with indefinite lives	49,002	312
Intangible assets with definite lives	390	—

Total	€184,875	€60,331

        Intangibles with indefinite lives relate principally to broadcast licenses acquired in the acquisition of Neun Live. Intangibles with definite lives relate to customer backlog. The average amortization period for customer backlog is six months and therefore all the definite lived intangible assets will be fully amortized during 2003.

        The following table adjusts the Company's reported net loss to exclude amortization expense related to goodwill and other intangible assets with indefinite lives as if Statement of Financial

Accounting Standards No. 142, "Accounting for Goodwill and Other Intangibles Assets" was effective January 1, 2000:

	Year Ended December 31,
	2001	2000
	(unaudited)	(unaudited)
	(in '000 Euros)
Net loss
Reported Net loss	€(120,534)	€(26,033)
Add: goodwill amortization	2,645	598

Net loss—as adjusted	€(117,889)	€(25,435)

        The following table presents the balance of goodwill by acquisition, including the changes in the carrying amount of goodwill for the year ended December 31, 2002 (in '000 Euros):

	Balance as of January 1, 2002	Additions	(Deductions)	Balance as of December 31, 2002
H.O.T. Belgium	€3,634	€—	€(3,634)	€—
H.O.T. Europe	56,385	—	(56,385)	—
EUVIA	—	135,483	—	135,483

Goodwill	€60,019	€135,483	€(60,019)	€135,483

        EUVIA goodwill relates to the acquisition of Neun Live in 2001, however since the Company only started to consolidate EUVIA commencing July 1, 2002, the amount has been shown as additions in 2002. Deductions primarily represent the write-off of H.O.T. Europe's goodwill relating to its investment in HSEB SpA. For further discussion on this charge refer to Note 8, Restructuring Charges.

NOTE 5—LONG-TERM OBLIGATIONS

        At December 31, 2001, borrowings consist mainly of short-term loans from ING BHF Bank AG with an interest rate of 4.42%. In connection with the 2002 transaction whereby HSN GmbH acquired the remaining 53.34% of H.O.T. Networks from Messrs. Kofler and Kirch, these loans were satisfied.

        At December 31, 2001, the Company leased certain IT equipment under capital leases with interest rates at 6.5%. Total fixed assets under capital lease were Euro 5.1 million with accumulated depreciation of Euro 2.6 million. Depreciation expense on these fixed assets approximate Euro 1.5 million and Euro 1.1 million for 2001 and 2000, respectively. During May 2002, the Company sold the IT equipment and assigned the remaining lease obligations to Home Shopping Europe AG. Depreciation expense for these assets during 2002 was Euro 315,000.

        Long-term obligations consist of the following:

	December 31,
	2002	2001
		(unaudited)
	(In '000 Euros)
Borrowings	€—	€14,625
Capital Leases.	—	1,210
Other	38	—

Total obligations	38	15,835
Less current maturities	—	15,178

Long-term obligations, net of current maturities	€38	€657

        Aggregate contractual maturities of long-term obligations are as follows:

Years Ending December 31,	(In '000 Euros)
2003	—
2004	€38
2005	—
2006	—
2007	—
Thereafter	—

€38

NOTE 6—INCOME TAXES

        A reconciliation of total income tax expense to the amounts computed by applying the statutory German federal corporate income tax rate to earnings from continuing operations before income taxes and minority interest is shown below. Effective January 1, 2001, the German federal corporate income was reduced from 42.2% to 26.375%.

        The provisions for income taxes consisted of the following:

	Years Ended December 31,
	2002	2001	2000
		(unaudited)	(unaudited)
	(In '000 Euros)
Statutory Income tax	€(49,946)	€(33,409)	€(11,570)
Municipal taxes, net of federal benefit	(3,188)	(6,320)	(1,056)
Foreign income, taxed at a different rate	38,604	(7,722)	771
Non-deductible losses on investments	17,917	—	—
Valuation allowance	(3,589)	47,416	11,855
Other, net	206	—	—

Income tax expense (benefit)	€4	€(35)	€—

        The components of income tax expense are as follows:

	Years Ended December 31,
	2002	2001	2000
		(unaudited)	(unaudited)
	(In '000 Euros)
Current income tax expense (benefit):
Germany federal	€—	€—	€—
Municipal	—	—	—
Foreign	4	(35)	—

Total current income tax expense (benefit)	€4	€(35)	€—

Deferred income tax (benefit) expense:
Germany	—	—	—

Total income tax expense (benefit)	€4	€(35)	€—

        The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2001 are presented below. The valuation allowance represents items for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2002	2001
		(unaudited)
	(In '000 Euros)
Current deferred tax assets (liabilities):
Other, net	€—	€68

Net current deferred tax assets	€—	€68

Non-current deferred tax assets (liabilities):
Other, net	€7,223	€1,908
Net operating loss carryforwards	48,460	55,541
Less valuation allowance	(55,683)	(59,271)

Net non-current deferred tax liabilities	€—	€(1,822)

        At December 31, 2002 the Company has net operating loss carryforwards of approximately Euro 193 million which can be carried forward indefinitely. The valuation allowance of Euro 55.7 million relates at December 31, 2002 primarily to net operating loss carryforwards that the Company does not expect to utilize.

NOTE 7—COMMITMENTS AND CONTINGENCIES

        The Company leases office space, automobiles and computer equipment used in connection with its operations under various operating leases and contracts. This office space has sublease rental income in the amount of Euro 125,000 annually between October 2002 and September 2005, which has been reflected in the table below and, as such, the future minimum payments below are shown net of annual sublease income.

        Future minimum payments under non-cancelable agreements are as follows:

Years Ending December 31,	(In '000 Euros)
2003	€454
2004	405
2005	431
2006	525
2007	525
Thereafter	1,443

Total	€3,783

        Expenses charged to operations were Euro 2.2 million, Euro 2.6 million and Euro 1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 8—RESTRUCTURING CHARGES

        The Company holds 100% of the shares in H.O.T. Belgium and HSE UK. HSE UK and various subsidiaries within H.O.T. Belgium became insolvent in 2002 as a result of the progressive deterioration of their financial position. The investments in these entities, which amounted to Euro 25 million and Euro 30.4 million, respectively, were therefore written off in 2002.

        Write-offs of intangible assets relating to standard licenses and software that are no longer used and could not be transferred to companies within the Home Shopping Europe Group amounted to Euro 698,000 and Euro 3.5 million, respectively, for the years ended December 31, 2002 and 2001.

        Due to the restructuring noted above the Company has vacated certain rented office facilities in Munich. As a result, the Company has recorded a charge of Euro 1.3 million associated with its remaining lease obligation. In addition, the Company has written off the net book value of its leasehold improvements amounting to Euro 1 million at December 31, 2002.

        During 2002, management of the Company determined that they were no longer going to fund the operations of HSE SpA through H.O.T. Europe and took a write-down charge of Euro 63.6 million. Included in this charge is approximately Euro 49 million related to goodwill that was recorded by HSE SpA in its acquisition of HSEB SpA.

        In 2002, H.O.T. Networks recorded a restructuring charge of Euro 2.6 million related to employee termination costs, which included the termination of the CEO. The number of employees at H.O.T. Networks decreased from 61 at the end of 2001 to 2 at the end of 2002.

        The Company does not have any accruals remaining as of December 31, 2002 related to the restructuring charges.

NOTE 9—LITIGATION

        In the ordinary course of business, the Company is a party to various lawsuits. In the opinion of management, the ultimate outcome of these lawsuits should not have a material impact on the liquidity, results of operations, or financial condition of the Company.

NOTE 10—STATEMENTS OF CASH FLOWS

Supplemental Disclosure of Cash Flow Information:

	Years Ended December 31,
	2002	2001	2000
		(unaudited)	(unaudited)
	(In '000 Euros)
Cash paid during the period for:
Interest	€453	€1,280	€502

Income tax payments	€18	€7	€—

NOTE 11—RELATED PARTY TRANSACTIONS

        As of December 31, 2002, the Company has an unsecured loan liability to its shareholder HSN GmbH, in the amount of Euro 323.9 million in principal and Euro 28.8 million in accrued interest. The liability arises primarily from two loan agreements of November 8, 2000 and July 27, 2001 as well as from contractual loan assignments by the former shareholders of H.O.T. Networks, Thomas Kirch and Georg Kofler. The loans have a term of three-years. The interest payable on shareholder loans currently stands at 6.3% and at the end of the three-year term, is subject to review. Such review is expected to occur in the fourth quarter of 2003. Several amendments were added to both loan agreements with respect to specific contractual components as well as the borrowing arrangement. Both loan agreements include letters of subordination. Interest expense related to these notes recorded in the statement of operations for 2002, 2001 and 2000 was Euro 19 million, Euro 9.7 million and Euro 0.1 million, respectively.

        At December 31, 2002, the balance sheet includes a 6.80% interest-bearing receivable in the amount of Euro 1.7 million, including accrued interest, from Mrs. Christiane zu Salm-Salm, a shareholder of EUVIA. The loan is repayable to the Company at the end of the term on December 31, 2007 but may be called in either fully or partly by the Company if certain conditions are fulfilled by Mrs. Salm-Salm at the end of each month with a notice period of one month. The loan is secured by Mrs. Salm-Salm's 3% interest in EUVIA. At December 31, 2002 the outstanding receivable is classified within other assets.

        During September 2002, Home Shopping Europe, AG ("HSE DE"), a subsidiary of HSN, assigned receivables due from H.O.T. Europe GmbH and HSE SpA to the Company for Euro 1.9 million. Subsequently these receivables were written off and at December 31, 2002 there was no outstanding balance.

        During May 2002, HSE DE purchased from the Company software, hardware, furniture and fixtures and trademarks for a price of Euro 12.0 million, which resulted in a gain of Euro 3.2 million.

        During September 2001, the Company sold to HSE DE several software systems and hardware used in the areas of e-commerce and customer relation management. The revenues generated amounted to Euro 1.5 million, which has been recorded in the 2001 statement of operations.

        In a sublease agreement in October 2000 between the Company and HSE DE (both owned by HSN GmbH), the Company rented office and residential space from HSE DE. The terms and conditions of the sublease agreement are the same as in the underlying contract between Home

Shopping Europe AG and the landlord. The lease term is ten years with a monthly rent of Euro 49,000. In 2002, the Company paid Euro 190,000 to the landlord to be released from the rental agreement for part of the office premises. Rent expense charged under this agreement amounted to Euro 886,000, Euro 797,000 and Euro 422,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

        In May 2000, the Company acquired from HSE DE fixed assets necessary to perform IT services for approximately Euro 7.9 million. At the time of the contract the Company hired various employees specializing in IT services from HSE DE.

        In a service agreement dated May 26, 2000, the Company provided to HSE DE services in the areas of data processing, logistics, call center, e-commerce and IT. Based on this contract the Company invoiced Euro 2.7 million in 2002, Euro 5.8 million in 2001 and Euro 3.5 million in 2000 to HSE DE. These amounts have been recorded as revenues in the statement of operations for the respective years.

        In 2000 and 2001, Georg Kofler, shareholder of H.O.T. Networks at that time, was paid an annual compensation of Euro 0.8 million by InterActiveCorp, the parent company of HSN, and Euro 0.5 million by Leo and Thomas Kirch (shareholders of H.O.T. Networks) under an agreement for Georg Kofler to perform the duties of CEO for H.O.T. Networks and the joint development and establishment of teleshopping, e-commerce and other media activities in Europe. This agreement originally had a term of 5 years, but was cancelled in January 2002. All payments have been treated as contributed capital in the statement of shareholders' equity for the respective years.

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CONTENTS
REPORT OF INDEPENDENT AUDITORS
H.O.T. NETWORKS GmbH AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
H.O.T. NETWORKS GmbH AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
ASSETS
H.O.T. NETWORKS GmbH AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY
H.O.T. NETWORKS GmbH AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
H.O.T. NETWORKS GmbH AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
H.O.T. NETWORKS GmbH AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS